Pricing Supplement No.7                       Filing under Rule 424(b)(3)
Dated  April 1, 2004                          Registration File No. 333-104560
Cusip  #  948  74R  CN4

                           WEINGARTEN REALTY INVESTORS
                           MEDIUM-TERM NOTES, SERIES A

Principal  amount:  $50,000,000               Floating  Rate  Notes:  N/A
Interest Rate (if fixed rate):  4.857%                Interest rate basis:  N/A
Stated  Maturity:   01/15/14                          Paper  Rate
Specified  Currency:  U.S.  $                         Prime  Rate
Applicable  Exchange  Rate  (if  any):                LIBOR
    U.S.  $1.00  =  N/A                               Treasury  Rate
Issue  price  (as  a  percentage  of                  CD  Rate
    principal  amount):   101.095%                    Federal  Funds Rate
Selling  Agent's  commission  (%):  .625%             Other:
Purchasing  Agent's  discount                 Index  Maturity:  N/A
    or  commission  (%):  N/A                 Spread  Multiplier:  N/A
Settlement  date  (original                   Maximum  Rate:  N/A
    issue  date):  04/06/04                   Minimum  Rate:  N/A
Redemption  Commencement                      Initial  Interest  Rate:  N/A
    Date  (if  any):  N/A                     Interest Reset Date(s):  N/A
Interest Determination Date(s):  N/A          Optional Repayment Date: N/A
Calculation Date(s):  N/A                     Cusip  #  948  74RCN4
Accrued Interest:  $141,662.50
Interest Payment Date (s):  3/15,  9/15
Regular Record Date(s):  3/1,  9/1

     Redemption prices (if any): The Redemption Price shall initially be N/A % of the principal amount of such Notes to be redeemed.

     If such Notes are denominated in other than U.S. dollars, the applicable Foreign Currency Supplement is attached hereto.

     Additional  terms:  N/A

     As of the date of this Pricing Supplement, the aggregate initial public offering price (or its equivalent in other currencies) of the Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $325,000,000.

     "N/A"  as  used  herein  means  "Not  Applicable."

These notes represent a reopening of the 4.857% medium-term note due 2014 issued by Weingarten Realty Investors and these notes constitute a single series of notes with these notes.

Pursuant to U.S. Treasury regulations section 1.1275-2(k)(3), the issuance of the notes will be treated as a "qualified reopening" of the fixed rate notes with an original issue date of January 14, 2004 (the "original notes'). Therefore, for purposes of the rules governing original issue discount, the notes will have the same issue date, issue price and adjusted issue price as the original notes. See "Federal Income Tax Consequences - U.S. Holders - Original Issue Discount" in the prospectus supplement. Depending on your purchase price for your notes, your notes may have a market discount or amortizable bond premium. See "Federal Income Tax Consequences - U.S. Holders - Market Discount" and "-Acquisition Premium; Amortizable Bond Premium" in the prospectus supplement. The purchase price for the notes will also reflect interest accrued from January 14, 2004 ("pre-issuance accrued interest") which will be included in the accrued interest to be paid on the first interest payment date on March 15, 2004. In accordance with U.S. Treasury regulations section 1.1273-2(m), for purposes of the rules governing original issue, Weingarten Realty Investors will exclude the pre-issuance accrued interest from the issue price of the notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payable on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the notes.

                           Banc of America Securities
                            JPMorgan Chase Securities